SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Returns to Profitability

Reports Results for Fourth Quarter and Fiscal Year 2006

OR YEHUDA, ISRAEL; February 26, 2007 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter and fiscal year ended December 31, 2006.

Fourth Quarter Results

Financial Highlights

•

Magic Software returns to profitability with net profit for the fourth quarter of 2006 amounting to $30,000 compared to net loss of $3.53 million in the third quarter of 2006 and net loss of $1.99 million in the comparable quarter of 2005.

•

Fourth quarter revenues have increased 8% over comparable quarter of 2005 and increased 7% compared to third quarter of 2006.

•

In the fourth quarter of 2006 net profit, excluding a one-time re-structuring charge, was positive and amounted to $299,000 compared to a net loss (excluding the restructuring charge) of $1.41 million in the third quarter of 2006 and net loss of $1.99 million in the comparable quarter of 2005.

•

During the fourth quarter, the company posted  a one time gain of $278,000 due to the sale of the assets  and intellectual property of one of its subsidiaries

•

During the fourth quarter the Company posted a one-time remaining restructuring charge of $269,000.

Operational Highlights

•

Magic Software sold more than US$2.5 million in licenses and services to Farm Mutual Reinsurance Plan, Inc. (FMRP) of Cambridge, Ontario, Canada.

•

Magic Software completed the sale of its CarPro Systems’ assets and sold licenses for Magic Software’s products to CarPro Systems International B.V.  their distributor in Benelux

•

Magic introduced new products, including: iBOLT JDE Connect™ targeted at users of Oracle J.D. Edwards, and two new editions of eDeveloper™ V10, aimed at different target markets.

•

Leading Industry analyst Forrester Research names Magic Software as a "Strong Performer".

•

SAP awarded Magic the SAP Quality Excellence Award.

Fourth Quarter Results

Fourth quarter revenue reached $16.2 million, a 7% increase over $15.1 million reported in the third quarter of 2006 and an 8% increase from $15.0 million recorded in the comparable quarter of 2005.

License revenues for the quarter reached $3.6 million, a 6% increase from $3.4 million recorded in the third quarter of 2006 and a 3% decrease from $3.7 million reported in the fourth quarter of 2005. Revenue from maintenance and support, at $3.7 million, decreased 5% from the $3.9 million achieved in the third quarter of 2006 and increased 9% from $3.4 million achieved in the fourth quarter of 2005. Revenue from consulting and other services, at $7.0 million, grew 11% from $6.3 million achieved in the third quarter of 2006 and increased 19% from $5.9 million reported in the fourth quarter of 2005.

In the reported quarter, sales in Europe accounted for 36% of total revenue, while North America, Japan and the rest of the world accounted for 42%, 14% and 8% of total revenue, respectively. Compared to the third quarter of 2006, sales in Europe grew by 5%, while sales in North America grew by 18% and sales in the rest of the world decreased by 19%. Sales in Japan increased by 2%.

Gross profit in the reported quarter, at $8.9 million, increased 14% from $7.8 million reported in both the third quarter of 2006 and the comparable quarter in 2005.

Net profit for the fourth quarter of 2006 amounted to $30,000, or $0.00 per share, compared to a net loss of $3.5 million, or ($0.11) per share, reported in the third quarter of 2006 and to net loss of $2 million, or ($0.06) per share, reported in the comparable quarter in 2005.

Excluding a one-time restructuring charge of $269,000, net profit for the fourth quarter of 2006 amounted to $299,000, compared to a net loss of $1.41 million (excluding restructuring charge) in the previous quarter and $1.99 million in the comparable 2005 quarter.

Fiscal Year 2006 results
Total revenue in fiscal year 2006 reached $61.7 million, an increase of 1% from the $61.0 million achieved in 2005.

License revenues in fiscal year 2006 reached $15.9 million, a decrease of 5% from the $16.8 million achieved in 2005. Maintenance and support revenue was $14.9 million, a 3% increase over the $14.4 million reported in the previous year, while revenue from consulting and other services totaled $24.4 million, a 13% increase from the $21.5 million reported in fiscal year 2005.

Gross profit in 2006 reached $33.2 million, a 3% decrease from the $34.3 million achieved last year.

Net loss totaled $5 million, or ($0.16) per share in fiscal 2006, compared to a net loss of $4.6 million, or ($0.15) per share, in fiscal 2005.

Excluding one-time restructuring charges of $2.4 million, net loss for 2006 amounted to $2.6 million compared to $4.6 million in 2005.

In fiscal 2006, sales in Europe accounted for 35% of total revenue, while North America, Japan and the rest of the world accounted for 38%, 17% and 10% of total revenue respectively. Compared to fiscal 2005, sales in Europe and rest of the world decreased 5% and 13%, respectively while Japan and North America grew by 1% and 14%, respectively.

"Overall, we are pleased with the results of the fourth quarter," said David Assia, Chairman and acting CEO of Magic Software Enterprises. "During Q4, Magic has returned to operational profitability, excluding the one-time restructuring costs.  This return to operating profitability demonstrates that the restructuring implemented in the last quarter has put us on track to align our overhead costs with our operating revenues. We are optimistic for 2007 and believe that we will be able to show a gradual growth in revenue and profitability during the year. ”

Assia added “Magic Software’s new structure will allow the company to focus more effectively on its core technology, specifically its eDeveloper™ and iBOLT™ products and their convergence to a unified suite.”  He noted that “Magic has already demonstrated its leadership and excellence by delivering state of the art development, deployment and integration technology.  Now we will prove that further, by becoming leaders in specific target markets—including the SAP community and the IBM System i market. This will be done through improved marketing activities, strengthening our strategic alliances and partnerships, and of course by continuing to work hand-in-hand with our loyal users’ community to enhance their growth and profitability."

Accomplishments:
Below are some key accomplishments since Magic Software Enterprises' last earnings report:

•

Leading industry analyst Forrester Research named Magic Software as a "Strong Performer" in Forrester's recently published report, "Integration-Centric Business Process Management Suites."  In all, 35 vendors were interviewed for the report, 13 qualified for review, and only five, including Magic, were rated as "Strong Performers."

•

Magic Software released JDE Connect™, a fully functional version of its iBOLT integration technology targeted to users of Oracle J.D. Edwards ERP software running on the IBM System i platform.

•

Magic strategic partner SAP awarded Magic the SAP Quality Excellence Award.

•

Magic's partnership with SAP continues to grow, with more than 180 SAP Business Partners now aligned with Magic.

•

Magic's release of eDeveloper version 10, with three editions designed for different audiences with different development needs, now allows developers of applications at every point on the complexity spectrum to obtain a version of the product that will meet their needs.

•

Magic completed the sale of its CarPro System’s assets, including the intellectual property of the RentPro and LeasePro software and its customer base, to CarPro Systems International B.V., its distributor in the Benelux Additionally Magic Software Enterprises sold to CarPro Systems International B.V. a substantial number of licenses for Magic Software's products for continued use in the ongoing maintenance and enhancement of the CarPro software products.

•

Magic Software has sold more than US$2.5 million in eDeveloper and iBOLT licenses and services to Farm Mutual Reinsurance Plan, Inc. (FMRP) of Cambridge, Ontario, Canada, for the implementation phase of a custom reinsurance system that includes integration of Oracle J.D. Edwards World software on the IBM System i  platform.

Conference Call
Magic Software’s management will also host a conference call on February 26, 2007 to discuss the Company's fourth quarter and full year financial results. The conference call will begin at 11:00am EST / 16:00 GMT / 18:00 in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 642 5032

From Canada: 1 888 604 5839

From Israel: 03 918 0687

All others: +972 3 918 0687

Callers should reference the Magic Software fourth quarter 2006 Earnings Conference Call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Company Contact:
Ziv Zviel
VP Finance
Magic Software Enterprises Ltd.
+972-3-538 9219
Ziv_Zviel@magicsoftware.com

Consolidated Balance Sheets (US Dollars in Thousands)

	December 31, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$8,162	$9,116
Short term deposits	69	368
Short term marketable securities	4,649	4,381
	12,880	13,865
Accounts receivables
Trade receivables	12,231	14,572
Other receivables and prepaid expenses	2,853	2,832
Inventory	328	400
Total current assets	28,292	31,669

Severance pay fund	2,176	2,135
Long term deposits	566	805
Investments in affiliated companies	223	198
Fixed assets, net	6,554	6,955
Goodwill	21,624	20,762
Other assets, net	10,863	11,199
Total assets	$70,298	$73,723

Liabilities
Current liabilities
Short-term bank debt	$4,514	$4,183
Trade payables	3,491	3,319
Accrued expenses and other liabilities	11,671	10,696
Total current liabilities	19,676	18,198

Long-term loans	233	165
Accrued severance pay	2,499	2,527
Minority interests	131	528

Shareholders' equity
Share capital	832	829
Capital surplus	105,016	104,558
Treasury stock	(6,773)	(6,772)
Accumulated deficit	(51,316)	(46,310)
Total shareholders' equity	$47,759	$52,305
Total liabilities and shareholders’ equity	$70,298	$73,723

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended Dec 31,		Twelve Months ended Dec 31,
	2006	2005	2006	2005
Revenues
Software sales	$3,627	$3,727	$15,853	$16,803
Applications	1,817	2,003	6,483	8,300
Maintenance and support	3,731	3,365	14,935	14,376
Consultancy & other services	7,014	5,921	24,454	21,511
Total Revenues	$16,189	$15,016	$61,725	$60,990

Cost of Revenues
Software sales	$707	$1,336	$3,777	$4,881
Applications	569	1,268	3,002	3,602
Maintenance and support	898	481	3,615	2,679
Consultancy & other services	5,129	4,167	18,087	15,514
Total Cost of Revenues	$7,303	$7,252	$28,481	$26,676

Gross Profit	$8,886	$7,764	$33,244	$34,314

Research & development, net	828	900	3,942	3,733
Sales, marketing, and general & administrative expenses	7,617	8,106	30,569	33,135
Depreciation	419	402	1,780	1,707
Restructuring expenses	269	-	2,394	-
Operating loss	($247)	($1,644)	($5,441)	($4,621)

Financial income (expenses), net	124	(192)	410	(811)
One time gain (loss)	278	-	278	1,169
Income (loss) before taxes	155	(1,836)	(4,753)	(3,903)
Taxes on income	84	63	325	491
Income (loss) before minority interests	71	(1,899)	(5,078)	(4,394)
Minority interests in income of subsidiaries	37	39	(57)	232
Equity gain (loss)	4	(53)	(15)	19
Net Profit (loss)	$30	($1,991)	($5,006)	($4,607)

Basic and Diluted loss per Share	$0.00	($0.06)	($0.16)	($0.15)
Basic Weighted Avg. Shares Outstanding (000)	31,285	31,054	31,184	31,124
Diluted Weighted Avg. Shares Outstanding (000)	31,793	31,054	31,184	31,124

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: February 26 , 200 7